Exhibit 99

NEWS RELEASE


Contact:  David E. Bosher, Vice President and Treasurer (analysts)
          (804) 287-5685
          Teri Schrettenbrunner, Director of Public Relations (media)
          (804) 287-6260

                   Cadmus Announces Acquisition of Germersheim

         RICHMOND, VA - April 1, 1998 - Cadmus Communications Corp. (NASDAQ NMS:
CDMS) announced today that it has acquired Germersheim, Inc., an Atlanta-based national point-of-purchase (POP) marketing services provider with annual sales of approximately $24 million. Germersheim and Cadmus Marketing Services, Cadmus' existing POP operation, will be merged, creating the leading POP provider in the southeast with annual sales of approximately $47 million. The terms of the transaction were not disclosed. The acquisition is expected to be accretive to earnings in the fourth quarter of fiscal 1998.

         C. Stephenson Gillispie, Jr., Cadmus' chairman and chief executive officer, said, "This transaction is an important next step in the execution of our strategy to offer unmatched, fully-integrated services. Cadmus is an effective consolidator in select, niche markets. This transaction follows the pattern of our Waverly and Lancaster acquisitions through which we established a world-leadership position in the research journal market."

         "We also use acquisitions to enhance and expand our end-to-end capabilities," Gillispie added. "Germersheim has unique structural design and creative capabilities that complement well our existing competencies and product offerings. This acquisition solidifies our position in the powerful POP market, particularly as it relates to meeting the needs of quick service restaurant and beverage clients."

         Herbert Haralson, founder of Germersheim, Inc., said, "We are excited to team up with Cadmus and to secure a leading position in the large, highly-fragmented POP market. We will achieve national competitive advantage by integrating the full array of Cadmus services designed to offer clients unique solutions to their marketing challenges. We see enormous opportunities for continued growth." Haralson will assume the role of president of the new Cadmus POP business group. Robert Madean, former chief operating officer of Cadmus Marketing Services, will serve as chief operating officer of the new group.

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         In conjunction with the acquisition, Cadmus intends to take a one-time, pre-tax charge in the fourth quarter of fiscal 1998 in the range of $2.75 million to $3.75 million related to integrating the two operations and consolidating several facilities.

         Germersheim is a large-format POP provider best known for its beverage industry displays. Together, Germersheim and Cadmus will offer creative promotional concepts and designs, a full range of production capabilities for merchandising of all sizes and shapes, and sophisticated distribution and fulfillment services that include maintaining an active database for POP requirements for each clients' location.

         According to the Point of Purchase Advertising Institute (POPAI), about $12.7 billion was spent in 1996 on advertising displays, signage and in-store media. The growth rate in spending for this category was 6% over the prior year. The largest component of spending was attributable to the restaurant, fast food, and beverage industries, which amounted to $1.1 billion or 8% of the market.

         Headquartered in Richmond, Virginia, Cadmus Communications Corp. provides customers with integrated information and communications solutions. Its services include corporate identity marketing, advertising, custom publishing, direct marketing, financial communication, interactive media, point-of-purchase and promotional marketing, specialty packaging, software duplication, catalog production, magazine production and general commercial printing. In addition, Cadmus is the world's largest producer of scientific, technical and medical journals.
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